June 12, 2018

Re:	Auris Medical Holding AG Registration Statement on Form F-1, as amended Registration No. 333-224889

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. Eastern Daylight Time on June 14, 2018 or as soon thereafter as is practicable.

Sincerely,

Auris Medical Holding AG

By:	/s/ Thomas Meyer
Name: Thomas Meyer
Title: Chief Executive Officer

Via EDGAR